                                                                      Exhibit 12

COMPENSATION OF DIRECTORS

     The director who is employed by the Company or is employed by a stockholder of the Company is not paid director fees. Directors who are not employed by the Company or employed by a stockholder of the Company receive an annual fee of $20,000 plus a fee of $1,000 for each meeting attended. The members of each Committee receive an annual fee of $1,500, plus a fee of $1,000 for each Committee meeting attended.

     On each of September 30, 1997 and September 30, 1998, under the Company's 1995 Director Stock Option Plan, each of the then current directors of the Company, other than Mr. Tucci, received an option to purchase 6,500 shares of Common Stock. These options have an exercise price of $20.367 and $22.48, respectively, per share. The 1997 grants became exercisable as to 34% of the shares covered thereby on September 30, 1998, and will become exercisable as to 33% and 33% of the shares covered thereby on September 30, 1999 and September 30, 2000, respectively, provided the optionee continues to serve as a director of the Company. The 1998 grants will become exercisable as to 34%, 33% and 33% of the shares covered thereby on September 30, 1999, September 30, 2000 and September 30, 2001, respectively, provided the optionee continues to serve as a director of the Company.

     In December 1997, under the Company's 1995 Director Stock Option Plan, Dr. White received an option to purchase 6,500 shares of Common Stock. This option has an exercise price of $22.77 per share and became exercisable as to 34% of the shares covered thereby on December 23, 1998 and will become exercisable as to 33% and 33% of the shares covered thereby on December 23, 1999 and December 23, 2000, respectively, provided the optionee continues to serve as a director of the Company.

     In March 1998, under the Company's 1995 Director Stock Option Plan, Mr. Erede received an option to purchase 6,500 shares of Common Stock. This option has an exercise price of $25.18 per share and became exercisable as to 34% of the shares covered thereby on March 25, 1999 and will become exercisable as to 33% and 33% of the shares covered thereby on March 25, 2000 and March 25, 2001, respectively, provided the optionee continues to serve as a director of the Company.

     Raymond C. Kurzweil had been retained as a technical advisor by the Official Committee of Unsecured Creditors in the Company's Chapter 11 proceeding and, in that capacity, had reviewed the technology and intellectual property of the Company. Through this review the Company's patent portfolio was identified as one of the Company's important assets. After joining the Company's Board of Directors in October 1993, Mr. Kurzweil agreed to continue his work with the Company's patent portfolio and entered into a technical consulting agreement with the Company effective October 1993. This agreement provided for compensation at the rate of $375.00 per hour, not to exceed an average of $15,000 per month, plus the reimbursement of expenses. The agreement was approved by the Board of Directors and is subject to the Board's periodic review. The agreement is terminable upon 30 days' notice by either party. The agreement was terminated effective June 30, 1998 and the Company's final payment to Mr. Kurzweil under this agreement was made in July 1998.

     In July 1994, the Board of Directors adopted a policy prohibiting non-employee directors from receiving compensation from the Company other than in their capacity as directors, absent extraordinary circumstances.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who are beneficial owners of more than 10% of a registered class of the Company's equity securities, to file reports of ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the Company's knowledge, based solely on the review of the copies of reports furnished to Company, and written representations that no other reports were required during the Fiscal 1998 or the Stub Period, all Section 16(a) filing requirements applicable to such persons were satisfied during such periods.

               PROPOSAL TO APPROVE THE AMENDMENT AND RESTATEMENT
                       OF THE DIRECTOR STOCK OPTION PLAN

     On March 24, 1999, the Board of Directors adopted, subject to stockholder approval, an amendment to and restatement of the Company's 1995 Director Stock Option Plan, including a change in the name of the Plan to the Director Compensation and Stock Option Plan (as amended and restated, the "Plan") and an increase by 300,000 shares of Common Stock in the number of shares available for issuance under the Plan. The purpose of the Plan is to encourage ownership of stock of the Company by directors, whose continued services are essential to the Company's future progress, and to provide them with an incentive to continue as directors of the Company. The Board of Directors of the Company believes that the Plan will further align the Director's interests with those of the shareholders and enhance the Company's ability to attract and retain qualified directors. A copy of the Plan is attached as Appendix A hereto.

     THE BOARD OF DIRECTORS OF THE COMPANY BELIEVES THAT THE APPROVAL OF THE AMENDMENT TO AND RESTATEMENT OF THE PLAN IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

SUMMARY OF THE PLAN

     The following description of certain features of the Plan is intended to be a summary only. The summary is qualified by the full text of the Plan.

     Subject to adjustment for stock splits, stock dividends and other similar events, the total number of shares of Common Stock that can be issued under the Plan is 240,000 shares (prior to giving effect to the proposed amendment). Under certain circumstances, awards which expire, are forfeited or cancelled without delivery of shares of Common Stock will be available for future grants under the Plan. Shares issued under the Plan may be authorized but unissued shares, treasury shares or shares acquired in the market for the account of the participant. Only non-employee directors of the Company who are paid fees for service on the Board of Directors or a committee thereof ("non-employee directors") are eligible to receive awards under the Plan. The Company currently has 10 non-employee directors (which number may change in the future). All options granted under the Plan are non-qualified stock options not entitled to special tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Through March 29, 1999, options to purchase 266,500 shares had been granted under the Plan and no shares were available to be granted under the Plan.

     The Plan provides for (i) the grant of shares of Common Stock subject to risk of forfeiture and restrictions on transfer for a specified period ("Restricted Stock"), (ii) the grant of rights to receive shares of Common Stock upon settlement subject to risk of forfeiture and restrictions on transfer for a specified period ("Restricted Stock Units"), and (iii) the grant of non-qualified stock options to purchase Common Stock. Awards of Restricted Stock, Restricted Stock Units and options may be granted under the Plan to non-employee directors in accordance with policies established from time to time by the Board of Directors.

     Restricted Stock and Restricted Stock Units

     The Plan provides for the payment of annual retainer fees payable to a director in his or her capacity as a director for service on the Board of Directors and committees thereof, to be paid to non-employee directors in the form of awards of Restricted Stock or Restricted Stock Units, in accordance with policies established from time to time by the Board of Directors.

     Under the initial policy of the Board of Directors for the grant of Restricted Stock and Restricted Stock Units under the Plan, on the date of each annual meeting of stockholders at which directors are elected, each non-employee director, in lieu of the payment in cash of such director's retainer fees, shall be granted an award of shares of Restricted Stock or Restricted Stock Units, at such director's election, equal to the sum of such fees divided by the fair market value of the Common Stock as determined in accordance with the terms of the Plan. Unless otherwise determined by the Board of Directors, (i) an award of Restricted Stock or Restricted Stock Units shall vest and not be subject to forfeiture (A) at the close of business on the day preceding the annual meeting of stockholders in the third year following the year of grant of such award,

(B) upon a "change in control" of the Company (as defined in the Plan) or (C) upon termination of the director's service due to death, disability or retirement at or after age 60, and (ii) an award of Restricted Stock or Restricted Stock Units shall be forfeited upon the termination of the director's service if such Units are unvested.

     Stock Options

     Under the initial policy of the Board of Directors for the grant of options under the Plan, non-employee directors shall receive (i) on the date of each annual meeting at which a director is automatically granted Restricted Stock or Restricted Stock Units pursuant to the Plan, an automatic grant of an option to purchase a number of shares of Common Stock equal to two times the number of shares of Restricted Stock and Restricted Stock Units granted to the director on such date (a "Performance Option"), and (ii) an automatic grant of an option to purchase 6,500 shares of Common Stock (A) on the date a participant is first elected or appointed as a director (an "Initial Option") and (B) on March 31 of each year, if such director attended at least 75% of the total number of Board of Directors meetings and meetings of Board committees on which he or she then served, held during the preceding fiscal year (an "Annual Option"), provided that an Annual Option shall not be granted to a director who was granted an Initial Option during the preceding six months. The exercise price of each option granted under the Plan shall equal the fair market value of the Common Stock on the date of grant as determined in accordance with the terms of the Plan.

     Unless otherwise determined by the Board of Directors, each Performance Option shall vest and become fully exercisable on the earlier of (i) the day prior to the date of the annual meeting of stockholders in the seventh year after the date of grant and (ii) the earliest date, following the date of grant, on which the Market Price (as defined in the Plan) of the Common Stock equals or exceeds an amount equal to 1.667 times the exercise price of the option. In the event of a "change in control" of the Company (as defined in the Plan) or termination of the participant's service as a director due to his or her death, disability or retirement at or after age 60, all outstanding Performance Options will immediately vest and become fully exercisable.

     Unless otherwise determined by the Board of Directors, each Initial Option and Annual Option shall vest and become exercisable as to one-third of the shares subject to such Option on each of the first three anniversaries of the date of grant, provided the participant continues to serve as a director on such dates or no longer serves as director due to termination of his or her service at or after age 60. In the event of a "change in control" of the Company (as defined in the Plan) unless otherwise determined by the Board of Directors or specified in the Option grant instrument or termination of the participant's service as a director due to his or her death or disability, all outstanding Initial Options and Annual Options will immediately vest and become fully exercisable.

     Deferred Shares and Deferral Accounts

     The Plan provides that the Board of Directors may adopt compensation policies which permit non-employee directors to elect to be paid fees in respect of service as a director in the form of rights to receive shares of Common Stock upon settlement and not subject to risk of forfeiture ("Deferred Shares").

     A participant may elect to defer receipt of retainer fees in the form of Deferred Shares. In that event, a number of Deferred Shares equal to the aggregate amount of such fees divided by the fair market value of the Common Stock, as determined in accordance with the terms of the Plan, shall be credited to such director's deferral account. The Plan also permits a participant to defer receipt of Common Stock to be received upon the exercise of options granted under the Plan, if the exercise price of such options is paid by surrender of shares of Common Stock. Deferral accounts shall be settled, with respect to securities not subject to risk of forfeiture, at such future time as the participant shall elect by notice to the Company.

     Amendments and Termination

     The Board of Directors may at any time amend, suspend, discontinue or terminate the Plan, provided that, without the consent of a participant, no action shall materially and adversely affect the rights of such participant with respect to any rights to payment of amounts credited to such participant's account. In addition, amendment or alteration of the Plan shall be subject to stockholder approval if required by law or the rules of any stock exchange on which the Common Stock may then be listed.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the United States federal income tax consequences that generally will arise with respect to options granted under the Plan and with respect to the sale of Common Stock acquired under the Plan.

     Restricted Stock. A participant will not recognize taxable income upon the grant of a Restricted Stock award unless the participant makes an election under
Section 83(b) of the Code (a "Section 83(b) Election"). If the participant makes a Section 83(b) Election within 30 days of the date of the grant, then the participant will recognize ordinary compensation income, for the year in which the award is granted, in an amount equal to the difference between the fair market value of the Common Stock at the time the award is granted and the purchase price paid for the Common Stock. If a Section 83(b) Election is not made, then the participant will recognize ordinary compensation income, at the time that the forfeiture provisions or restrictions on transfer lapse, in an amount equal to the difference between the fair market value of the Common Stock at the time of such lapse and the original purchase price paid for the Common Stock. The participant will have a tax basis in the Common Stock acquired equal to the sum of the price paid and the amount of ordinary compensation income recognized.

     Upon the disposition of the Common Stock acquired pursuant to a Restricted Stock award, the participant will recognize a capital gain or loss in an amount equal to the difference between the sale price of the Common Stock and the participant's tax basis in the Common Stock. This capital gain or loss will be a long-term capital gain or loss if the shares are held for more than one year. For this purpose, the holding period shall begin just after the date on which the forfeiture provisions or restrictions lapse if a Section 83(b) Election is not made, or just after the award is granted if a Section 83(b) Election is made.

     Restricted Stock Units and Deferred Shares. A participant will not recognize taxable income upon the grant of a Restricted Stock Unit or the credit of Deferred Shares under the Plan. Instead, a participant generally will recognize as ordinary compensation income the fair market value of any Common Stock delivered in accordance with the terms of the Restricted Stock Unit or Deferred Shares.

     Upon selling any Common Stock received by a participant under the terms of a Restricted Stock Unit or Deferred Shares, the participant generally will recognize a capital gain or loss in an amount equal to the difference between the sale price of the Common Stock and the participant's tax basis in the Common Stock. This capital gain or loss will be a long-term capital gain or loss if the participant has held the Common Stock for more than one year prior to the date of the sale.

     Stock Options. A participant will not recognize taxable income upon the grant of an option under the Plan. Nevertheless, a participant generally will recognize ordinary compensation income upon the exercise of the option in an amount equal to the excess of the fair market value of the Common Stock acquired through the exercise of the option (the "Option Stock") on the exercise date over the exercise price.

     A participant will have a tax basis for any Option Stock equal to the exercise price plus any income recognized with respect to the option. Upon selling Option Stock, a participant generally will recognize capital gain or loss in an amount equal to the difference between the sale price of the Option Stock and the participant's tax basis in the Option Stock. This capital gain or loss will be a long-term capital gain or loss if the participant has held the Option Stock for more than one year prior to the date of the sale and will be a short-term capital gain or loss if the participant has held the Option Stock for a shorter period.

     Deferral of Certain Option Stock. Under certain circumstances, the Plan permits a participant to exercise a stock option by delivering to the Company Common Stock having a fair market value equal in amount to the exercise price, and elect to convert a portion of the shares of Common Stock deliverable upon exercise of the stock option into Deferred Shares. The use of this method of exercise allows a participant to exercise a stock option without incurring any immediate income taxes. The participant's tax basis in any shares of Common Stock delivered to the Company to exercise an option generally will be carried over to an equal number of shares of Common Stock acquired upon exercising the option. A participant may elect to receive Deferred Shares for any shares in excess of the number of shares surrendered to exercise the option.

     Tax Consequences to the Company. The grant of an option under the Plan will have no tax consequences to the Company. The Company generally will be entitled to a business-expense deduction, however, with respect to any ordinary compensation income recognized by a participant under the Plan.

             PROPOSAL TO AMEND THE EMPLOYEES' STOCK INCENTIVE PLAN

     The Board of Directors believes that a critical factor in the Company's growth and profitability is its ability to attract, retain, compensate competitively and motivate its workforce and align the interests of employees with the shareholders through the issuance of incentive stock options. To do so, the Board of Directors believes it is necessary for the Company to have stock options available for issuance to current employees, including those that obtain technical certifications and work with customers and clients. On March 24, 1999, the Board of Directors of the Company adopted, subject to stockholder approval, an amendment to the Employees' Stock Incentive Plan ("Plan") increasing the number of shares available under the Plan by 4,630,000 shares, to a total of 13,097,153 shares.

     THE BOARD OF DIRECTORS OF THE COMPANY BELIEVES THAT THE AMENDMENT TO THE EMPLOYEES' STOCK INCENTIVE PLAN IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

SUMMARY OF THE PLAN

     The Plan authorizes the Company to grant stock options for the purchase of, or make restricted stock awards (i.e., grants of shares of Common Stock subject to certain restrictions) covering, up to an aggregate of 8,467,153 shares of Common Stock (prior to giving effect of the proposed amendment) plus such number of shares that were covered by option grants under the Company's prior Stock Incentive Plan which have expired, been forfeited or terminated unexercised since October 26, 1994 (the date that the Board adopted the Plan). Any shares subject to options granted pursuant to the Plan which terminate or expire unexercised are available for future grants under the Plan. In addition, any restricted stock awarded under the Plan which is repurchased by the Company will be available for subsequent option grants or restricted stock awards under the Plan. The maximum number of shares for which options or restricted stock awards may be granted to any one employee during any year is 1,000,000 shares. As of February 28, 1999 approximately 604,078 shares remained available for future option grants or restricted stock awards under the Plan.

     All employees of the Company or a subsidiary of the Company are eligible to receive stock options or restricted stock awards under the Plan, but options and awards are granted only to those employees selected or approved by the Organization, Compensation and Nominating Committee of the Board of Directors (the "Committee"), which has been charged with administration of the Plan. The number and identity of individuals receiving stock options varies from year to year depending on various factors such as the Company's hiring needs during the year, employees added through acquisitions, significant promotions and individual and Company performance. During the period June 30, 1997 through March 1, 1999, more than 60% of awards were made to program managers and individual contributors including the individuals who have obtained or who have enrolled in Wang Global Virtual University to obtain MCSE, MCSD or CCIE certificates. Because of the uncertainty of these factors, and because of the discretionary nature of the grant of stock options and restricted stock awards, the Company cannot now determine the number of options or restricted stock awards to be granted to any particular executive officer, executive officers as a group, or non-executive officer employees as a group. As of February 28, 1999, the Company and its subsidiaries had approximately 20,300 employees.

     The Plan is administered by the Committee, which is authorized to implement and interpret the Plan and to determine, subject to the provisions of the Plan and the Committee's charter, the employees of the Company or its subsidiaries to whom, and the time or times at which, options and restricted stock awards are granted; the number of shares subject to each option or restricted stock award granted; the designation of a stock option as either an incentive stock option or a non-statutory stock option; the exercise price of a stock

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

     The following Summary Compensation Table sets forth certain information concerning the compensation for each of the last three fiscal years and the Stub Period of the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers during Fiscal 1998 and during the Stub Period (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL               LONG-TERM COMPENSATION
                                               COMPENSATION(1)                  AWARDS
                                            ---------------------    ----------------------------
                                                                      RESTRICTED     SECURITIES
                                  FISCAL                             STOCK AWARDS    UNDERLYING        ALL OTHER
  NAME AND PRINCIPAL POSITION      YEAR     SALARY($)   BONUS($)        (#)(2)      OPTIONS(#)(3)   COMPENSATION($)
  ---------------------------     ------    ---------   --------     ------------   -------------   ---------------
Joseph M. Tucci.................   1998s(4)  375,000      787,500(5)        --              --           32,082(6)
Chairman of the Board, President   1998      750,000      356,250(7)        --              --           70,100
and Chief Executive Officer        1997      652,030    4,693,750      230,000         465,000          443,783
                                   1996      551,250      400,000           --         148,500           49,773

Jeremiah J.J. van Vuuren(8).....   1998s(4)  240,146      356,792(9)    29,000              --           42,530(10)
President and Chief Operating      1998      396,988      106,875(7)        --          40,000           76,770
Officer, International             1997      371,963      196,247       25,000         120,000           41,261
                                   1996      263,075      210,000           --          87,750           34,265

Jose Ofman......................   1998s(4)  187,500      180,000(11)       --              --          109,541(12)
President and Chief Operating      1998      375,000      106,875(7)        --              --          138,016
Officer, Americas International    1997      102,403(13)        --      50,000         300,000           17,607

Franklyn A. Caine...............   1998s(4)  192,500      245,000(14)   29,000              --            8,280(15)
Executive Vice President and       1998      350,000       83,125(7)        --          50,000           21,560
Chief Financial Officer            1997      331,618      565,000       15,000          75,000           96,797
                                   1996      325,000      198,000           --          81,000           30,885

Donald P. Casey.................   1998s(4)  175,000      180,000(16)   14,000              --           12,543(17)
Chief Technology Officer           1998      350,000       99,750(7)        --          45,000           30,128
                                   1997      350,000      178,834           --          45,000           25,665
                                   1996      350,000      178,834           --          87,750           35,476

---------------
 (1) Other compensation in the form of perquisites and other personal benefits has been omitted, in accordance with the rules of the SEC, as the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for each executive officer in each period covered.

 (2) During the Stub Period, restricted stock awards of 29,000, 29,000 and 14,000 shares were granted to Messrs. van Vuuren, Caine and Casey, respectively. The restricted stock vests according to the following: if the average of the closing prices of the Company's Common Stock for a period of forty (40) consecutive trading days ending on or prior to July 1, 2001 (the "First Period") is $33.00 or more, then 34% of the shares vest on the later of July 1, 2000 or the last trading date of the First Period; and 66% of the shares vest on July 1, 2001. All restrictions terminate in any event on July 1, 2005. Based on the closing price of the Common Stock on December 31, 1998 ($27.75), the restricted stock award to Mr. van Vuuren had a value of $804,750, the restricted stock award to Mr. Caine had a value of $804,750, and the restricted stock award to Mr. Casey had a value of $388,500. In 1997, Restricted stock awards of 230,000, 25,000, 50,000 and
     15,000 shares were granted to Messrs. Tucci, van Vuuren, Ofman and Caine, respectively. The restricted stock issued to Mr. Tucci vested 50% on March 26, 1998 and 50% on March 26, 1999. The restricted stock issued to Mr. Ofman vested 34% on March 26, 1999, and will vest 33% on each of March 26, 2000 and 2001. The restricted stock issued to each of Messrs. Caine and van Vuuren vested 100% on March 26, 1999. Based on the closing price of the Common Stock on June 30, 1998, the restricted stock award to Mr. Tucci had a value of $5,850,625, the restricted stock award to Mr. Ofman had a value of $1,271,875, the restricted stock award to Mr. van Vuuren had a value of $635,937.50 and the restricted stock award to Mr. Caine, had a value of $381,562.50.

 (3) Consists of long-term incentive options granted under the Company's Employees' Stock Incentive Plan or an individual stock incentive plan in the case of Mr. Ofman.

 (4) All compensation, except Bonuses, is for the six-month Stub Period and has not been annualized.

 (5) Calendar 1998 bonus consists of $787,500 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $356,250 in Common Stock issued under the Interim STIP. Fiscal 1997 bonus includes a $4,000,000 special retention bonus and $693,750 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $400,000 paid under the Company's executive bonus program.

 (6) All other compensation for the Stub Period consists of (i) $26,800 in contributions by the Company under its retirement savings plans and (ii) $5,282 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci. All other compensation for Fiscal 1998 consists of (i) $60,000 in contributions by the Company under its retirement savings plans and (ii) $10,100 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci. All other compensation for Fiscal 1997 consists of (i) $47,014 in contributions by the Company under its retirement savings plans, (ii) $9,256 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci and (iii) $387,513 relating to the waiver by the Company of both the principal and accrued interest under Mr. Tucci's 3% promissory note. All other compensation for Fiscal 1996 consists of (i) $33,900 in contributions by the Company under its retirement savings plans, (ii) $8,402 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci, and (iii) $7,471 consisting of imputed income as a result of the 3% promissory note from Mr. Tucci.

 (7) A six month short-term incentive bonus plan for executive covering the period July 1, 1997 through December 31, 1997 (the "Interim STIP") was approved by the Company's Organization, Compensation and Nominating Committee. The Interim STIP required that all senior executives of the Company receive and accept bonus earned by them for the period July 1997 through December 1997 to be paid in shares of Common Stock valued at the closing price of the Common Stock on The Nasdaq Stock Market as of June 30, 1997 which was $21.3125. See "Report of Organization, Compensation and Nominating Committee on Executive Compensation."

 (8) All compensation paid to Mr. van Vuuren is reported in US Dollars although it is paid in UKL. The currency conversion rate used was $1.6595 per UKL, $1.666 per UKL, $1.665 per UKL, and $1.5475 per UKL, for the Stub Period, Fiscal 1998, 1997 and 1996, respectively. The conversion rates used were those rates published by Reuters News Service on the last day of June of each year and, for the Stub Period, on the last day of December 1998.

 (9) Calendar 1998 bonus consists of $356,792 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $106,875 in Common Stock issued under the Interim STIP. Fiscal 1997 bonus consists of $196,247 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $210,000 paid under the Company's executive bonus program.

(10) All other compensation for the Stub Period consists of (i) $26,907 in contributions by the Company under its retirement savings plans and (ii) $15,623 in a car allowance. All other compensation for Fiscal 1998 consists of (i) $26,907 in contributions by the Company under its retirement savings plans, (ii) $18,076 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. van Vuuren and (iii) $31,787 in a car allowance. All other compensation for Fiscal 1997 consists of (i) $23,351 in contributions by the Company under its retirement savings plans and (ii) $17,910 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. van Vuuren. All other compensation for Fiscal 1996 consists of (i) $19,474 in contributions by the Company under its retirement savings plans and (ii) $14,791 in premiums paid by the Company on a group term life insurance life insurance policy for the benefit of Mr. van Vuuren.

(11) Calendar 1998 bonus consists of $180,000 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $106,875 in Common Stock issued under the Interim STIP.

(12) All other compensation for the Stub Period consists of (i) $4,520 in contributions by the Company under its retirement savings plans, (ii) $7,473 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Ofman and (iii) $97,548 in relocation costs. All other compensation for Fiscal 1998 consists of (i) $12,000 in contributions by the Company under its retirement savings plans, (ii) $14,946 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Ofman and (iii) $111,070 in relocation costs. All other compensation for Fiscal 1997 consists of (i) $3,736 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Ofman and (iii) $13,871 in relocation costs.

(13) Mr. Ofman joined the Company on March 26, 1997, and therefore, did not receive compensation for all of Fiscal 1997.

(14) Calendar 1998 bonus consists of $245,000 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $83,125 in Common Stock issued under the Interim STIP. Fiscal 1997 bonus consists of a special retention bonus of $400,000 and $165,000 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $198,000 paid under the Company's executive bonus program.

(15) All other compensation for the Stub Period consists of $8,280 in contributions by the Company under its retirement savings plans. All other compensation for Fiscal 1998 consists of $21,560 in contributions by the Company under its retirement savings plans. All other compensation for Fiscal 1997 consists of (i) $20,271 in contributions by the Company under its retirement savings plans and (ii) $76,526 in relocation costs. All other compensation for Fiscal 1996 consists of (i) $18,225 in contributions by the Company under its retirement savings plans, (ii) $6,367 in premiums paid by the Company to Mr. Caine in lieu of payments on a group term life insurance policy for the benefit of Mr. Caine and (iii) $6,293 in relocation costs.

(16) Calendar 1998 bonus consists of $180,000 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $99,750 in Common Stock issued under Interim STIP. Fiscal 1997 bonus consists of $178,834 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $178,834 paid under the Company's executive bonus program.

(17) All other compensation for the Stub Period consists of (i) $8,420 in contributions by the Company under its retirement savings plans and (ii) $4,123 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Casey. All other compensation for Fiscal 1998 consists of (i) $22,400 in contributions by the Company under its retirement savings plans and (ii) $7,728 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Casey. All other compensation for Fiscal 1997 consists of (i) $16,996 in contributions by the Company under its retirement savings plans and (ii) $8,669 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Casey. All other compensation for Fiscal 1996 consists of (i) $21,612 in contributions by the Company under its retirement savings plans,
     (ii) $6,586 in premiums paid by the Company on a group term life insurance life insurance policy for the benefit of Mr. Casey and (iii) $7,278 consisting of imputed income as a result of the 3% promissory note from Mr. Casey.

OPTION GRANTS

     The following table sets forth certain information concerning grants of stock options during Fiscal 1998 to each of the Named Executives. No options were granted to the Named Executives during the Stub Period.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                                       ----------------------------------------------------------------       VALUE AT ASSUMED
                                                             PERCENT OF TOTAL                              ANNUAL RATES OF STOCK
                                           NUMBER OF             OPTIONS                                   PRICE APPRECIATION FOR
                                           SECURITIES            GRANTED         EXERCISE                      OPTION TERM(2)
                                           UNDERLYING          TO EMPLOYEES       PRICE      EXPIRATION    ----------------------
            NAME                       OPTIONS GRANTED(#)     IN FISCAL YEAR      ($)(1)        DATE        5%($)         10%($)
            ----                       ------------------    ----------------    --------    ----------    --------      --------
Joseph M. Tucci.............   1998               --                --                --            --          --            --
Jeremiah J.J. van Vuuren....   1998         40,000(3)              1.8            21.875      11/30/04     297,584       675,116
Jose Ofman..................   1998               --                --                --            --          --            --
Franklyn A. Caine...........   1998         50,000(3)              2.3            21.875      11/30/04     371,980       843,895
Donald P. Casey.............   1998         45,000(3)              2.1            21.875      11/30/04     334,782       759,505

---------------
(1) The exercise price per share of each option is equal to the fair market value (the closing price of the Company's common stock on the day before the day of grant) per share of Common Stock on the date of grant.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the op-tionholder's continued employment through the option period, and the date on which the options are exercised and the underlying shares are sold.

(3) Each option (i) became exercisable as to 25% of the underlying shares on December 1, 1998, and 25% of the underlying shares will become exercisable on December 1, 1999, December 1, 2000 and December 30, 2001 and (ii) generally terminates 30 days after the termination of the optionee's employment with the Company (but in no event after the expiration date).

OPTION EXERCISES AND HOLDINGS

     The following table sets forth certain information concerning option exercises during the Stub Period (1998s) and Fiscal 1998 by each of the Named Executives and the number and value of unexercised options held by each of the Named Executives on December 31, 1998 and June 30, 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                         NUMBER OF SECURITIES
                                                                              UNDERLYING             VALUE OF UNEXERCISED
                                                                        UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                                         SHARES                           FISCAL YEAR END(#)       AT FISCAL YEAR END($)(2)
                                        ACQUIRED          VALUE        -------------------------   -------------------------
           NAME                      ON EXERCISE(#)   REALIZED(1)($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
           ----                      --------------   --------------   -------------------------   -------------------------
Joseph M. Tucci............   1998s          --                --           897,500/106,000            12,306,395/984,230
                              1998           --                --           831,829/171,671           9,675,505/1,294,526

Jeremiah J. J. van
  Vuuren...................   1998s          --                --            275,450/61,800             3,503,150/464,688
                              1998           --                --            265,450/71,800             2,500,390/687,557

Jose Ofman.................   1998s          --                --            75,000/225,000             712,500/2,137,500
                              1998           --                --            75,000/225,000             539,063/1,617,188

Franklyn A. Caine..........   1998s          --                --            447,000/59,000             7,138,323/413,178
                              1998           --                --           400,180/105,820             5,766,888/614,487

Donald P. Casey............   1998s          --                --            244,150/48,600             3,247,403/329,110
                              1998      110,000         2,047,625            232,900/59,850             2,344,734/554,795

---------------
(1) Based on the fair market value of the Common Stock on the date of exercise less the option exercise price.

(2) Based on the fair market value (the closing price of the Company's Common Stock) of the Common Stock on June 30, 1998 ($25.4375) and December 31, 1998 ($27.75), respectively, less the option exercise price.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     In February 1997, the Company entered into an amended and restated employment agreement ("Restated Agreement") with Mr. Tucci. The Restated Agreement provides for an annual base salary of $750,000 and an annual performance bonus targeted at 100% of the base salary, and provide for a minimum bonus payment of $500,000 for Fiscal 1997. The Restated Agreement also provided for a special retention payment of $4,000,000 on or about March 24, 1997. The Restated Agreement provided for Mr. Tucci to be granted a restricted stock award of 230,000 shares of Common Stock and an LTI Option grant of 365,000 shares of Common Stock in 1997. The Restated Agreement forgives all amounts due to the Company under that certain Non-Negotiable Secured Promissory Note dated as of June 21, 1994 delivered by Mr. Tucci to the Company as amended, in the original principal amount of $355,071 and releases to Mr. Tucci all shares of the Company's Common Stock held as collateral for such loan. Finally, the Restated Agreement provides for the payment of a severance benefit of $4,500,000, payable in a lump sum equal to $1,500,000 and the balance over a 12-month period, payable under certain enumerated circumstances (including employment termination by the Company, an adverse change in job responsibilities, an adverse change in compensation or the resignation of the executive following a significant relocation).

     The Company entered into an employment agreement with Mr. van Vuuren in May 1993 pursuant to which the Company agreed to employ him as a Senior Vice President of the Company and General Manager of the Company's European Operations. The agreement, as amended in March 1997 and July 1998, specifies Mr. van Vuuren's position as President and Chief Operating Officer, International Operations. Under the terms of the agreement, as amended, Mr. van Vuuren's base salary for Fiscal 1997 was $325,000 plus a supplemental amount of $50,000 subject to deferral at the option of Mr. van Vuuren. Mr. van Vuuren is also eligible to participate in a yearly bonus plan targeted at 60% of his base salary based on his performance against goals specified in the bonus plan. He will also receive payments in the amount of $400,000 each, if and when the market price of the Company's Common Stock averages $34.00, $39.00 and $44.00 per share respectively over twenty consecutive trading days. The agreement provides that, if he is dismissed for any reason, other than for gross misconduct or violation of the Company's Employee Code of Conduct, Mr. van Vuuren will receive severance compensation equal to 18 months of base and supplemental salary to be paid over an 18-month period. Severance payments would be offset by compensation received from a new employer during such 18-month period. In March 1997, Mr. van Vuuren received a restricted stock grant for 25,000 shares of Common Stock and an LTI Option grant in the amount of 60,000 shares of Common Stock in 1997. In July 1998 he received a restricted stock grant for 29,000 shares of Common Stock.

     In March 1997, the Company entered into an employment agreement with Mr. Ofman pursuant to which the Company agreed to employ him as President and Chief Operating Officer, Americas of the Company, as amended in July 1998. Mr. Ofman's agreement extends through March 2000. Under the agreement, the Company agreed to pay Mr. Ofman an annual base salary of $375,000. The agreement also provided for annual performance-based bonuses to be determined by the Board of Directors targeted at 60% of annual base salary for achieving 100% of his performance goals and an over-achievement opportunity of an additional 40% of his annual base salary for exceeding such performance targets, at the discretion of the Board of Directors. He will also receive payments in the amount of $400,000 each, if and when the market price of the Company's Common Stock averages $34.00, $39.00 and $44.00 per share, respectively, over twenty consecutive trading days. Under the agreement, Mr. Ofman received a restricted stock award of 50,000 shares of Common Stock and an option grant of 300,000 shares of Common Stock in 1997. Under his employment agreement Mr. Ofman will receive severance compensation equal to a lump sum payment equal to six (6) months of his salary and target bonus plus commencing one month after termination or resignation and ending eighteen (18) months thereafter, thirty-six (36) semi-monthly payments equal to one-twenty-fourth ( 1/24) of his annual salary plus target bonus at 100% performance if Mr. Ofman's employment is involuntarily terminated other than for cause or if Mr. Ofman experiences an adverse change in job responsibilities. Severance payments would be offset by the compensation Mr. Ofman received from a new employer during such 18-month period.

     In June 1994, the Company entered into an employment agreement with Mr. Caine pursuant to which the Company agreed to employ him as Executive Vice President and Chief Financial Officer of the Company. Mr. Caine's agreement, as amended in November 1995, May 1996, March 1997 and July 1998, extends through June 30, 2001. Under the agreement, the Company agreed to pay Mr. Caine an annual base salary and bonus as authorized from time to time by Wang's Chief Executive Officer and the Organization, Compensation and Nominating Committee of the Board of Directors. Under his employment agreement Mr. Caine will receive severance compensation in an amount equal to six months salary and target bonus payable in a lump sum and eighteen (18) monthly payments equal to one-twelfth
( 1/12) of his annual salary plus target bonus at 100% performance, if Mr. Caine's employment is involuntarily terminated other than for cause or if Mr. Caine experiences an adverse change in job responsibilities. Severance payments would be offset by the compensation Mr. Caine received from a new employer during such 18-month period. In March 1997, Mr. Caine received a restricted stock award of 15,000 shares of Common Stock, an LTI Option grant of 25,000 shares of Common Stock and a special retention bonus payment from the Company in the amount of $400,000 in 1997. In July 1998 he received a restricted stock grant for 29,000 shares of Common Stock.

     In March 1993, the Company entered into an employment agreement with Mr. Casey. The agreement, as amended in April 1995, July 1996, and July 1998 extends through June 30, 2001 and provided for an annual base salary and bonus as authorized from time to time by Wang's Chief Executive Officer and the

Organization, Compensation and Nominating Committee of the Board of Directors. Under his employment agreement Mr. Casey will receive severance compensation in an amount equal to six (6) months salary and target bonus payable in a lump sum and twenty-four (24) semi-monthly payments equal to one twenty-fourth ( 1/24) of his annual salary plus target bonus at 100% performance, if Mr. Casey's employment is involuntarily terminated other than for cause or if Mr. Casey experiences an adverse change in job responsibilities. Severance payments would be offset by the compensation Mr. Casey received from a new employer during such 18-month period. In July 1998, Mr. Casey received a restricted stock grant for 14,000 shares of Common Stock.

     The Company is a party to contingent severance compensation agreements ("Severance Agreements") with nine executive officers (including Messrs. Tucci, van Vuuren, Ofman, Caine and Casey) which would become operative following a "change in control" of the Company, as defined in the Severance Agreements. The Company believes that these agreements will better ensure the retention of those officers and enable them to devote their full attention and energies to the Company's business without the distractions that might arise in the circumstances addressed in the agreements. The Severance Agreements continue in effect while the executive is employed by the Company for a period of three years, automatically renew for additional one year terms and remain in effect for 36 months after the month in which a change in control occurs. If the executive's employment is terminated following a change in control, the executive would become entitled to various benefits under the Severance Agreement, including (in lieu of a payment under any other severance plan or agreement) a lump sum severance payment equal to 2.99 times the average annual compensation received by the executive for the two previous years, unless the executive's employment was terminated (i) because of death or disability, (ii) by the Company for cause, or (iii) by the executive without "good reason," as defined in the Severance Agreements.

     The Severance Agreements for each of Messrs. Tucci, Caine and Casey provide that in the event the total payments to the executive under the agreement are subject in whole or in part to the excise tax (the "Excise Tax") imposed under
Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will pay the executive an additional amount in the form of a gross-up payment such that the net amount retained by the executive after payment of the Excise Tax on the total payments and any federal, state and local income taxes on the gross-up payment equals the total payments the executive would have received absent the Excise Tax. The Severance Agreement for Mr. van Vuuren provides that the lump sum payment would be subject to reduction to the extent that any payment (whether under the Severance Agreement or otherwise) to Mr. van Vuuren was subject to the Excise Tax imposed under Section 4999 of the Code if such reduction would result in a greater after-tax payment to Mr. van Vuuren.

CERTAIN TRANSACTIONS

     Since April 1995, the Company and Microsoft Corporation ("Microsoft") have maintained a worldwide technical, service and marketing alliance pursuant to which the Company acts as an authorized provider of end-user support services for Microsoft products. On March 23, 1998, the Company and Microsoft announced an expansion of their strategic alliance. The Company will significantly extend its services capacity by training and certifying 2,500 professionals as Microsoft Certified Systems Engineers and Microsoft Certified Solution Developers. In addition, the Company will open two Centers of Excellence, one in Billerica and one in Italy. Under the terms of the agreement, Microsoft will fund the costs associated with the program. These costs are expected to approximate $25 million over the next three years. The funding will be repaid in equal installments over five years, with the first payment due in 2001. Since April 1996, Michael W. Brown, the Chief Financial Officer of Microsoft until July 1997, has been a director of the Company.

     In connection with the Company's acquisition of Olsy (see "Agreements Among Stockholders -- Olivetti Agreements"), Wang assumed obligations and liabilities associated with the going concern. These obligations included employee liabilities as well as contract commitments and other business relationships. A complete discussion of the terms and conditions of the Acquisition is more fully set forth in the Stock Purchase Agreement filed as an Appendix to the Company's Form 8-K filed on March 17, 1998.